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EXHIBIT 12.1

Ameren Corporation
Computation of Ratio of Earnings to Fixed Charges
(in millions, except ratios)

	Year Ended December 31,					Nine Months Ended September 30, 2017
	2012	2013	2014	2015(a)	2016
Earnings available for fixed charges, as defined:
Net income from continuing operations attributable to Ameren Corporation	$516	$512	$587	$579	$653	$583
Loss from equity investee	—	—	—	—	4	1
Distributed income from equity investee	—	—	1	—	—	—
Tax expense based on income	307	311	377	363	382	376
Fixed charges excluding capitalized interest and subsidiary preferred stock dividends tax adjustment(b)(c)	474	449	379	381	407	312
Amortization of capitalized interest(c)	3	1	—	—	—	—

Earnings available for fixed charges, as defined	$1,300	$1,273	$1,344	$1,323	$1,446	$1,272

Fixed charges, as defined:
Interest expense on short-term and long-term debt(b)	$441	$415	$348	$350	$375	288
Capitalized interest(c)(d)	13	17	—	—	—	—
Estimated interest cost within rental expense	3	4	3	3	4	3
Amortization of net debt premium, discount, and expenses	24	24	22	22	22	16
Subsidiary preferred stock dividends	6	6	6	6	6	5
Adjust preferred stock dividends to pretax basis	4	4	4	4	4	3

Total fixed charges, as defined	$491	$470	$383	$385	$411	315

Consolidated ratio of earnings to fixed charges	2.6	2.7	3.5	3.4	3.5	4.0

(a)
Includes a $69 million provision for the Callaway construction and operating license. See Note 2—Rate and Regulatory Matters under Part II, Item 8, of the Form 10-K for the year ended December 31, 2016, for additional information.

(b)
Includes net interest related to uncertain tax positions.

(c)
All capitalized interest is associated with discontinued operations.

(d)
Excludes allowance for funds used during construction.

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  EXHIBIT 12.1
Ameren Corporation Computation of Ratio of Earnings to Fixed Charges (in millions, except ratios)